Exhibit 99.3

Nordic American Offshore Ltd. Announces Agreement to Further Extend Waiver Period
Hamilton, Bermuda⸻March 12, 2019⸻As advised by Nordic American Offshore Ltd. (the "Company" or "NAO") in its Fourth Quarter 2018 earnings press release on March 4, 2019 the waivers under the Company's $150,000,000 Revolving Credit Facility, dated March 16, 2015 (the "Credit Facility") had been extended until March 11, 2019.
The constructive discussions with the lenders under the Credit Facility regarding the long-term capital structure and long term financing needs of the Company continue and they have agreed to further extend the waivers until March 18, 2019 to accommodate the process.
About Nordic American Offshore Ltd.

NAO is a Bermuda-based company listed on the New York Stock Exchange. It owns and operates a fleet of 10 modern harsh environment offshore supply vessels built with the latest technology available. From its operating offices in Norway and elsewhere, NAO is positioned to support a global business and take advantage of the expected upturn in oil service activity in the North Sea and globally. Additional information about the Company is available on the Company's website at www.nao.bm.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the PSV market, as a result of changes in the general market conditions of the oil and natural gas industry which influence charter hire rates and vessel values, demand in platform supply vessels, our operating expenses, including bunker prices, dry docking and insurance costs, governmental rules and regulations or actions taken by regulatory authorities as well as potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing, vessel breakdowns and instances of off-hire and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.
Contact Information:

Nordic American Offshore Ltd.
+377 9798 5717 (Monaco)
+1 646 432 3315 (New York)

Web-site: www.nao.bm